Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 6, 2024

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB / BBB

Note Type:	Senior Unsecured Notes

Pricing Date:	August 6, 2024

Settlement Date**:	August 9, 2024 (T+3)

Gross Proceeds (before underwriting discount and offering expenses):	$999,430,000

Principal Amount:	$1,000,000,000

Maturity Date:	February 15, 2035

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price and Yield:	103-24+ / 3.907%

Spread to Benchmark:	+ 160 bps

Yield to Maturity:	5.507%

Coupon:	5.500%

Public Offering Price:	99.943% of the principal amount

Make-Whole Call:	T + 25 bps

Call at Par:	On or after November 15, 2034

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2025

CUSIP / ISIN:	87612G AK7 / US87612GAK76

Joint Book-Running Managers:

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

TD Securities (USA) LLC

Barclays Capital Inc.

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Truist Securities, Inc.

Co-Managers:	Capital One Securities, Inc. CIBC World Markets Corp. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**

We expect delivery of the notes will be made against payment therefor on or about August 9, 2024, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

************************

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC at (212) 834-4533, RBC Capital Markets, LLC at (866) 375-6829 or TD Securities (USA) LLC at (855) 495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.